Exhibit 99.1

CITYCON

COFFEE
HOUSE

Q1 | 2018

INTERIM REPORT
JANUARY–MARCH

Q1/2018 | 2

CITYCON Q1/2018: GOOD

OPERATIONAL DEVELOPMENT

–	Good development in operational figures: occupancy rate improved slightly and leasing spread in renewals and re-lettings developed positively and was +1.9% during the first quarter. Also in Finland operational figures developed well.
–	Excellent operating performance in shopping centre Iso Omena: footfall and tenant sales developed strongly.
–	Divestments conducted in 2017 (total amount EUR 325 million) impacted net rental income and EPRA Earnings as expected.
–	Well on track to 2018 guidance: outlook remains unchanged.

JANUARY–MARCH 2018

–	Net rental income was EUR 53.3 million (Q1/2017: 56.6). Divestments decreased net rental income by EUR 4.1 million and weaker currencies by EUR 1.8 million.
–	EPRA Earnings was EUR 36.1 million (38.3) as a result of lower net rental income following disposals while lower administrative expenses as well as net financial expenses partly offset this reduction. EPRA Earnings per share (basic) was EUR 0.041 (0.043), negative impact from weaker currencies was EUR 0.0017.
–	IFRS-based earnings per share was EUR 0.02 (0.03) as a result of lower net rental income, net fair value losses on investment properties and lower share of results in joint ventures.

OUTLOOK 2018 UNCHANGED

EPRA Earnings per share (basic)	EUR	0.155–0.175
Direct operating profit 1)	MEUR	-15 to +1
EPRA Earnings 1)	MEUR	-14 to +4

1)	Change compared to the previous year

These estimates are based on the existing property portfolio and excluding the planned divestment of retail property in Kuopio, Finland as well as on the prevailing level of inflation, the EUR–SEK and EUR–NOK exchange rates, and current interest rates. Premises taken offline for planned or ongoing (re)development projects reduce net rental income during the year.

KEY FIGURES
		Q1/2018	Q1/2017	% 1)	2017
Net rental income	MEUR	53.3	56.6	-5.8%	228.5
Direct operating profit 2)	MEUR	47.4	50.3	-5.8%	200.5
Earnings per share (basic)	EUR	0.02	0.03	-29.9%	0.10
Fair value of investment properties	MEUR	4,141.2	4,447.3	-6.9%	4,183.4
Loan to Value (LTV) 2)%		46.8	47.1	-0.7%	46.7
EPRA based key figures 2)
EPRA Earnings	MEUR	36.1	38.3	-5.9%	152.3
EPRA Earnings per share (basic)	EUR	0.041	0.043	-5.9%	0.171
EPRA NAV per share	EUR	2.71	2.83	-4.3%	2.71

1)	Change from previous year. Change-% is calculated from exact figures and with historical exchange rates.
2)	Citycon presents alternative performance measures according to the European Securities and Markets Authority (ESMA) new guidelines. More information is presented in Basis of Preparation and Accounting Policies in the notes to the accounts.

Q1/2018 | 3

CEO MARCEL KOKKEEL:

“We started the year with good operational results. Citycon’s total net rental income, excluding Kista Galleria, was EUR 53 million in Q1 2018, and the like-for-like net rental income grew by 0.8%. The performance of our Swedish and Danish operations continued to be strong, and also the performance of our Finnish portfolio improved driven by the positive economic environment as well as better property portfolio fundamentals. Our EPRA EPS in Q1/2018 was EUR 0.041 and declined only slightly from 2017 despite the disposal of 13 non-core assets for EUR 325 million last year. The EPRA EPS was supported by cost reduction initiatives resulting in clearly lower administrative expenses. We also saw a positive leasing spread in renewals and re-lettings during the first quarter of 2018.

January-March 2018 was the first full quarter in Iso Omena with the new Western metro fully operational. Footfall more than doubled and tenant sales grew by more than 40% with same-store sales also up by 13% during the first quarter. Kista Galleria was taken out of the like-for-like portfolio as we will execute a substantial programme to re-position our shopping centre as a more necessity-based community centre.

During the quarter, we continued to execute on our strategy to improve portfolio quality and increasingly focus on multi-functional shopping centres in growing urban areas. We divested one smaller shopping centre in Stockholm during the quarter and announced the planned disposal of an asset in Finland after quarter-end in early April. The total proceeds of these divestments, amounting to approximately EUR 50 million, will be used to strengthen our balance sheet and to fund our development pipeline, which is not yet generating cash. Looking ahead, we will continue our capital recycling actions and aim to divest 5-10% of our property portfolio in terms of fair value in the next few years.”

1. LIKE-FOR-LIKE NET RENTAL INCOME CONTINUED TO GROW IN SWEDEN AND NORWAY

LIKE-FOR-LIKE AND TOTAL NET RENTAL INCOME DEVELOPMENT, Q1/2018 VS. Q1/2017

Q1/2018 | 4

NET RENTAL INCOME AND GROSS RENTAL INCOME BREAKDOWN

	Net rental income						Gross rental income
MEUR	Finland	Norway	Sweden & Denmark	Estonia	Other	Total	Total
Q1/2017	20.0	21.2	9.8	5.6	0.1	56.6	66.1
Acquisitions	-	-	1.0	-	-	1.0	1.1
(Re)development projects	1.8	-0.2	-	-0.2	-	1.4	1.4
Divestments	-3.1	-0.9	-0.1	-	-	-4.1	-4.9
Like-for-like properties 1)	-0.5	0.2	0.7	-0.1	-	0.3	0.3
Other (incl. exchange rate differences)	-0.1	-1.3	-0.4	0.0	-0.1	-1.9	-3.4
Q1/2018	18.1	18.9	10.9	5.3	0.1	53.3	60.7

1)	Like-for-like properties are properties held by Citycon throughout two full preceding periods. Like-for-like properties exclude properties under (re)development or extension.

The net rental income decreased mainly due to divestments of EUR 325 million conducted during 2017. On the other hand (re) development projects (mainly Iso Omena and Buskerud) coming online and the acquisition of phase 1 and 2 of the shopping centre Straedet in Denmark increased the net rental income.

Like-for-like gross rental and service charge income increased by EUR 1.1 million. Like-for-like property operating expenses increased from the corresponding period by EUR 0.8 million. As a result, like-for-like net rental grew by EUR 0.3 million or 0.8%. The growth was driven by Sweden, where renegotiations, rent indexations and higher service charges increased income.

Net rental income from the Finnish operations decreased by 9.2% compared to Q1/2017 mainly due to divestments of non-core assets in 2017. This was partly offset by the completed (re)development project of Iso Omena, which increased net rental income. Net rental income from the like-for-like portfolio decreased by 5.0% due to the competitive market environment especially outside Helsinki metropolitan area which put pressure on rents and increased vacancy. The Finnish like-for-like portfolio accounted for 47% out of the total Finnish portfolio measured by net rental income.

Net rental income from Norwegian operations decreased by 10.7% compared to Q1 /2017 due to disposals of non-core assets in 2017 and a weaker NOK compared to previous year. The net rental income for the like-for-like portfolio increased by 1.0% driven mainly by capital rent growth from indexation and higher parking income.

Net rental income from Swedish and Danish operations increased strongly by 11.6% due to acquisitions and strong like-for-like growth. Like-for-like portfolio grew by 7.6% as a result of higher service charge income due to timing of service charge re-calculations for 2017, rent indexations and renegotiated lease agreements in several centres. The acquisition of shopping centre Straedet in Denmark had a significant positive impact on net rental income.

Net rental income from the Estonian operations decreased by 4.8% compared to Q1 /2017 due to negative like-for-like growth of 3.3% in shopping centre Rocca al Mare and impact from redevelopment project in shopping centre Kristiine.

2. OPERATIONAL FIGURES

The economic occupancy rate improved by 10 bps during the period especially due to decreased retail vacancies in Iso Omena and IsoKristiina in Finland. The average rent per sq.m. decreased from year end 2017 due to weaker exchange rates. With comparable rates, the average rent per sq.m. increased by EUR 0.2 mostly due to rent indexations. The year-to-date leasing spread of renewals and re-lettings was +1.9%. The positive development was mainly driven by Norway and a single re-letting in Estonia.

Q1/2018 | 5

ECONOMIC OCCUPANCY RATE 1)

1)	Including Kista Galleria 50%.
2)	Comparison period figures per 31 March 2017 adjusted to include an office building in Norway.

TENANT SALES DEVELOPMENT, Q1/2018 VS. Q1/2017 1)

1)	Sales figures include estimates. Sales figures exclude VAT and the change has been calculated using comparable exchange rates.

FOOTFALL DEVELOPMENT, Q1/2018 VS. Q1/2017 1)

1)	Footfall figures include estimates.

Q1/2018 | 6

LEASE PORTFOLIO SUMMARY 1)
		31 March 2018	31 March 2017 2)	31 December 2017
Number of leases	pcs	4,512	4,810	4,581
Average rent	EUR/sq.m.	23.0	23.8	23.2
Finland	EUR/sq.m.	26.6	26.6	26.3
Norway	EUR/sq.m.	21.1	22.3	21.8
Sweden and Denmark	EUR/sq.m.	22.1	23.1	22.4
Estonia	EUR/sq.m.	21.6	21.9	20.7
Average remaining length of lease portfolio	years	3.5	3.3	3.5
Occupancy cost ratio 3)%		8.7	8.7	8.7
Leasing spread, renewals and re-lettings	%	1.9	-4.5	-4.0

1)	Including Kista Galleria 50%.
2)	Comparison period figures per 31 March 2017 adjusted to include an office building in Norway.
3)	The rolling twelve month occupancy cost ratio for like-for-like shopping centres.

LEASING ACTIVITY 1)
		Q1/2018	Q1/2017	2017
Total area of leases started	sq.m.	43,955	63,173	259,053
Average rent of leases started	EUR/sq.m.	23.2	25.1	22.9
Total area of leases ended	sq.m.	57,055	81,329	347,330
Average rent of leases ended	EUR/sq.m.	24.0	22.4	23.1

1)	Including Kista Galleria 50%. Leases started and ended do not necessarily refer to the same premises.

3. VALUATION ITEMS IMPACTED OPERATING PROFIT

Administrative expenses declined to EUR 6.2 million (6.8) driven by lower personnel expenses from lower wages and salaries and non-cash incentive expenses as well as lower consulting expenses. At the end of the reporting period, Citycon Group employed a total of 250 (252) full-time employees (FTEs), of whom 69 worked in Finland, 108 in Norway, 59 in Sweden,

11 in Estonia, 2 in the Netherlands and 1 in Denmark.

Operating profit declined to EUR 39.3 million (56.8) due to the fair value losses of EUR -7.9 million (gain 7.3).

Net financial expenses year-to-date decreased by EUR 2.7 million to EUR 12.8 million (15.5) mainly due to a lower average debt level, weaker currencies and lower other financial expenses.

Share of profit of joint ventures totalled EUR -2.9 million (0.2). The decrease came mainly from fair value loss and higher deferred taxes in Kista Galleria.

Profit for the period decreased to EUR 20.0 million (29.0) mainly due to fair value losses.

Q1/2018 | 7

4. PROPERTY PORTFOLIO VALUE DECLINED SLIGHTLY

PROPERTY PORTFOLIO SUMMARY

31 March 2018	No. of properties	Gross leasable area	Fair value, MEUR	Properties held for sale, MEUR	Portfolio, %
Shopping centres, Finland	13	342,250	1,628.0	-	39%
Other retail properties, Finland	2	12,540	2.0	21.5	1%
Finland, total	15	354,790	1,630.0	21.5	39%
Shopping centres, Norway	17	414,700	1,371.6	24.1	33%
Rented shopping centres, Norway 1)	2	18,200	-	-	-
Norway, total	19	432,900	1,371.6	24.1	33%
Sweden and Denmark, total	9	239,900	835.6	-	20%
Estonia, total	2	101,600	304.0	-	7%

Shopping centres, total	43	1,116,650	4,139.2	24.1	99%
Other retail properties, total	2	12,540	2.0	21.5	1%
Investment properties, total	45	1,129,190	4,141.2	45.6	100%
Kista Galleria (50%)	1	46,250	292.2	-	-
Investment properties and Kista Galleria (50%), total	46	1,175,440	4,433.4	45.6	-

1)	Value of rented properties is recognised within intangible rights based on IFRS rules.

The fair value of investment properties decreased by EUR 42.2 million to EUR 4,141.2 million (31 December 2017: 4,183.4). Property disposals and transfers from investment properties to investment properties held for sale decreased the fair value by EUR 43.4 million while the investments increased the fair value by EUR 19.4 million. In addition, changes in exchange rates decreased the fair value by EUR 10.4 million and fair value losses by EUR 7.9 million.

FAIR VALUE CHANGES

MEUR	Q1/2018	Q1/2017	2017
Finland	-13.6	-9.6	-44.7
Norway	-3.7	14.4	-22.2
Sweden and Denmark	12.8	3.4	30.6
Estonia	-3.5	-0.9	-6.5
Investment properties, total	-7.9	7.3	-42.9
Kista Galleria (50%)	-0.5	0.0	-0.6
Investment properties and Kista Galleria (50%), total	-8.4	7.3	-43.5

The company recorded a total value increase of EUR 25.0 million (51.0) and a total value decrease of EUR 32.9 million (43.6).

Citycon measures the fair values of the properties internally in the first and third quarter. CBRE measures the fair values for the half-yearly report and Financial statements.

CBRE’s Valuation Advisory for the period-end is available on Citycon’s website below Investors.

Q1/2018 | 8

5. RECYCLING OF CAPITAL

ACQUISITIONS AND DIVESTMENTS Q1/2018

		Location	Date	Gross leasable area, sq.m.	Price, MEUR

Divestments
Åkermyntan	Shopping centre	Stockholm, Sweden	31 March	10,300	30.0
Divestments, total				10,300	30.0

During the first quarter of 2018, Citycon continued to implement its divestment strategy and divested shopping centre Åkermyntan together with residential building rights for a total value of approximately EUR 30 million. Since the strategy update in 2011, Citycon has divested 63 non-core properties and five residential portfolios for a total value of EUR 705 million. The company will continue to improve the quality of the portfolio and aims to divest 5-10% of the property portfolio in terms of value in the next few years.

6. (RE)DEVELOPMENT PROJECTS PROGRESSED

At the end of the reporting period, Citycon had two major (re)development projects underway: the Mölndal Galleria project in Gothenburg and the Lippulaiva project in the Greater Helsinki area.

(RE)DEVELOPMENT PROJECTS IN PROGRESS ON 31 MARCH 2018 1)

	Location	Area before/after, sq.m.	Expected gross investment, MEUR	Actual gross investment by 31 March 2018, MEUR	Pre-leasing by 31 March 2018	Completion
Mölndal Galleria	Gothenburg, Sweden	-/24,000	60,0 (120,0)2)	45.0	85%	Q3/2018
Lippulaiva	Greater Helsinki area, Finland	19,200/44,300	215.0	57.0	60%	2021

1)	In addition to these projects, Citycon has signed an agreement with TK development regarding the forward purchase of Straedet project in Køge in the greater Copenhagen area. Citycon will acquire the newly constructed shopping centre at completion in three parts: the first part was acquired on 4 July 2017, the second part was acquired 21 December 2017 and the final part is expected to be acquired during Q2/2018. The total purchase price is EUR 75 million based on a fixed 6.25% net initial yield.
2)	The number in brackets reflects Citycon’s total investment in the project including agreed buyouts of JV shares.

Further information on Citycon’s completed, ongoing and potential (re)developments can be found in the company’s Financial Review 2017.

7. SHAREHOLDERS’ EQUITY

Equity per share decreased to EUR 2.47 (31 December 2017: 2.48), mainly due to dividends and equity return of EUR 28.9 million whereas profit for the period of EUR 20.0 million attributable to parent company shareholders increased equity per share.

At period-end, shareholders’ equity attributable to parent company’s shareholders was EUR 2,202.5 million (31 December 2017: 2,208.1).

Q1/2018 | 9

8. FINANCING KEY FINANCING FIGURES

		31 March 2018	31 March 2017	31 December 2017
Interest bearing debt, fair value	MEUR	2,087.6	2,243.9	2,097.2
Available liquidity	MEUR	561.3	557.1	559.4
Average loan maturity	years	4.9	5.2	5.1
Loan to Value (LTV)%		46.8	47.1	46.7
Equity ratio (financial covenant > 32.5)%		47.2	46.5	47.4
Interest cover ratio (financial covenant > 1.8)		3.9	3.8	3.8
Solvency ratio (financial covenant < 0.65 )		0.46	0.46	0.46
Secured solvency ratio (financial covenant < 0.25)		0.02	0.02	0.02
Average interest-rate fixing period	years	4.8	5.1	5.1
Interest rate hedging ratio	%	94.4	90.8	94.1

During January-March 2018 Citycon did not raise new debt. Proceeds from non-core property divestments were partly used to repay debt. Some commercial papers were repaid, and NOK 100 million of the NOK 1,400 million bond carrying a fixed coupon of 3.9% was repurchased from the open markets and cancelled.

Citycon uses interest rate swaps to hedge the floating interest rate risk exposure. According to the company’s treasury policy, the currency net transaction risk exposure with profit and loss impact is fully hedged through currency forwards and cross-currency swaps.

INTEREST-BEARING DEBT

The fair value of interest-bearing debt decreased during the quarter by EUR 9.6 million to EUR 2,087.6 million, as operative cash flow and divestments more than covered the funding need for acquisitions, (re)development project investments, equity repayments and dividends. The weighted average loan maturity decreased to 4.9 years, as no new long-term debt was raised during the quarter. The LTV remained stable at 46.8% (46.7%) despite lower net debt as property fair values declined slightly.

Q1/2018 | 10

FINANCIAL EXPENSES

Net financial expenses year-to-date decreased by EUR 2.7 million to EUR 12.8 million (15.5) mainly due to a lower average debt level, weaker currencies and lower other financial expenses. Other financial expenses include EUR 0.6 million of indirect costs realized when NOK 100 million of the NOK 1,400 million bond was repurchased and cancelled. The other financial income included EUR 0.8 million of indirect financial income that relates to fair value changes of cross-currency swaps not under hedge accounting. The financial income mainly consists of the interest income on loans to Kista Galleria and Mölndal Galleria, and partly on interest differences from forward agreements. The average cost of debt remained stable.

FINANCIAL EXPENSES

		Q1/2018	Q1/2017	2017
Financial expenses	MEUR	-15.3	-17.1	-63.2
Financial income	MEUR	2.5	1.6	6.9
Net financial expenses (IFRS)	MEUR	-12.8	-15.5	-56.4
Direct net financial expenses (EPRA)	MEUR	-13.1	-14.0	-54.4
Weighted average interest rate 1)%		2.78	2.78	2.78
Year-to-date weighted average interest rate 1)%		2.81	2.79	2.70

1)	Including interest rate swaps and cross-currency swaps

9. BUSINESS ENVIRONMENT

BUSINESS ENVIRONMENT KEY FIGURES

%	Finland	Norway	Sweden	Denmark	Estonia	Euro area
GDP growth forecast, 2018	2.5%	2.0%	2.6%	2.4%	3.5%	2.5%
Unemployment, 2/2018	8.4%	4.0%	5.9%	4.8%	6.5%	8.5%
Inflation, 3/2018	0.8%	2.2%	1.9%	0.5%	2.8%	1.4%
Retail sales growth, 1-2/2018	4.0%	1.7%	2.8%	1.3%	3.0%	1.8%

Sources: SEB Nordic Outlook, European Commission, Eurostat, Statistics Finland/Norway/Sweden/Estonia/Denmark

In Finland, retail sales continued to grow strongly during the first quarter of the year. Retail rents and shopping centre yields remained stable in the better-quality centres in the Helsinki Metropolitan Area (HMA), while secondary centres outside HMA continued to experience pressure in rents. During the first quarter of the year, the retail property transaction market remained very active.

In Norway, retail sales continued to grow. According to a report by Kvarud Analyse the footfall decreased slightly in Norway but the average basket size increased by 1.0%. Shopping centre rents and yields remained stable in Norway during the quarter with the yields in prime shopping centres around 4.25%. Retail property investment market volumes were slightly lower than on average.

In Sweden, retail sales grew during the first quarter. Rental development in the best shopping centres was positive but the market in secondary locations was more challenging. The prime shopping centre yields remained stable at around 4.25%. There were no major transactions on the market during the first quarter.

In Denmark, retail sales grew but the growth has been modest since 2015. There were no major changes in rental levels and the prime shopping centre yields were approximately 4.0%.

In Estonia, retail sales grew strongly especially in cosmetic stores and pharmacies. The prime shopping centre rental levels remained stable but the expansions of current centres and new developments coming online are expected to increase the gap between prime and secondary assets. Prime shopping centre yields were unchanged approximately at 6.25%.

(Sources: SEB Nordic Outlook, European Commission, CBRE, Statistics Finland/Norway/Sweden/Estonia/Denmark, Eurostat)

Q1/2018 | 11

10. RISKS AND UNCERTAINTIES

The most significant near-term risks and uncertainties in Citycon’s business operations are associated with the general development of the economy and consumer confidence in the Nordic countries and Estonia as well as how this affects the fair values, occupancy rates and rental levels of the shopping centres and thereby Citycon’s financial result. Increased competition locally or from e-commerce might affect demand for retail premises, which could lead to lower rental levels or increased vacancy, especially outside capital city regions.

The main risks that can materially affect Citycon’s business and financial results, along with the main risk management actions, are presented in detail in on pages 38–39 in the Financial Statements 2017, in Note 3.5 A) as well as on Citycon’s website in the Corporate Governance section.

11. GENERAL MEETING

Annual General Meeting 2018

Citycon’s Annual General Meeting (AGM) was held in Helsinki on 20 March 2018. A total of 400 shareholders attended the AGM either personally or through a proxy representative, representing 83.3% of shares and votes in the company.

The AGM adopted the company’s Financial Statements and discharged the members of the Board of Directors and the CEO from liability for the financial year 2017. The General Meeting decided that no dividend is distributed by a resolution of the AGM and authorised the Board of Directors to decide in its discretion on the distribution of dividend and assets from the invested unrestricted equity fund. Based on the authorisation the maximum amount of dividend to be distributed shall not exceed EUR 0.01 per share and the maximum amount of equity repayment to be distributed from the invested unrestricted equity fund shall not exceed EUR 0.12 per share. The authorisation is valid until the opening of the next AGM.

The AGM resolved the number of members of the Board of Directors to be nine. Chaim Katzman, Bernd Knobloch, Arnold de Haan, Kirsi Komi, David Lukes, Andrea Orlandi, Per-Anders Ovin and Ariella Zochovitzky were re-elected to the Board of Directors and Ofer Stark was elected as a new member to the Board of Directors.

Ernst & Young Oy, a firm of authorised public accountants, was re-elected as the auditor of the company for 2018. The AGM decisions and the minutes of the AGM are available on the company’s website at citycon.com/agm2018.

12. SHARES, SHARE CAPITAL AND SHAREHOLDERS

SHARES AND SHARE CAPITAL

		Q1/2018	Q1/2017%		2017
Share capital at period-start	MEUR	259.6	259.6	-	259.6
Share capital at period-end	MEUR	259.6	259.6	-	259.6

Number of shares at period-start		889,992,628	889,992,628	-	889,992,628
Number of shares at period-end		889,992,628	889,992,628	-	889,992,628

SHARE PRICE AND TRADING

		Q1/2018	Q1/2017%		2017
Low	EUR	1.79	2.16	-17.0%	2.08
High	EUR	2.25	2.39	-5.9%	2.50
Average	EUR	2.03	2.28	-11.1%	2.23
Latest	EUR	1.83	2.22	-17.7%	2.16
Market capitalisation at period-end	MEUR	1,626.0	1,975.8	-17.7%	1,920.6

Number of shares traded	million	81.4	43.1	88.9%	177.3
Value of shares traded	MEUR	162.1	98.1	65.2%	395.9

Q1/2018 | 12

The company has a single series of shares, with each share entitling to one vote at a General Meeting of shareholders. The shares have no nominal value.

At the end of March 2018, Citycon had a total of 16,819 (13,531) registered shareholders, of which nine were account managers of nominee-registered shares. The most significant registered shareholders at period-end can be found on company’s website citycon.com/major-shareholders.

DIVIDEND AND EQUITY REPAYMENT

DIVIDENDS AND EQUITY REPAYMENTS PAID ON 31 MARCH 2018 1)

	Record date	Payment date	EUR / share
Dividend for 2017	22 March 2018	29 March 2018	0.01
Equity repayment Q1	22 March 2018	29 March 2018	0.0225
Total			0.0325

REMAINING BOARD AUTHORISATION FOR EQUITY REPAYMENT 2)

	Preliminary record date	Preliminary payment date	EUR / share
Equity repayment Q2	21 June 2018	29 June 2018	0.0325
Equity repayment Q3	20 September 2018	28 September 2018	0.0325
Equity repayment Q4	14 December 2018	28 December 2018	0.0325
Total			0.0975

1)	Board decision based on the authorisation issued by the AGM 2018
2)	The AGM 2018 authorised the Board of Directors to decide in its discretion on the distribution of dividend and assets from the invested unrestricted equity fund. Based on the authorisation the maximum amount of dividend to be distributed shall not exceed EUR 0.01 per share and the maximum amount of equity repayment distributed from the invested unrestricted equity fund shall not exceed EUR 0.12 per share. Unless the Board of Directors decides otherwise for a justified reason, the authorisation will be used to distribute dividend and/or equity repayment four times during the period of validity of the authorisation. In this case, the Board of Directors will make separate resolutions on each distribution of the dividend and/or equity repayment so that the preliminary record and payment dates will be as stated above. Citycon shall make separate announcements of such Board resolutions.

Q1/2018 | 13

BOARD AUTHORISATIONS

In addition to the asset distribution authorisation of the Board of Directors explained above, the Board of Directors of the company had two valid authorisations at the period-end granted by the AGM held on 20 March 2018:

–	The Board of Directors may decide on an issuance of a maximum of 85 million shares or special rights entitling to shares referred to in Chapter 10 Section 1 of the Finnish Companies Act, which corresponded to approximately 9.55% of all the shares in the company at the period-end. The authorisation is valid until the close of the next AGM, however, no longer than until 30 June 2019.
–	The Board of Directors may decide on the repurchase and/or on the acceptance as pledge of the company’s own shares in one or several tranches. The amount of own shares to be repurchased and/or accepted as pledge shall not exceed 50 million shares, which corresponded to approximately 5.61% of all the shares in the company at the period-end. The authorisation is valid until the close of the next AGM, however, no longer than until 30 June 2019.

During January – March 2018, the Board of Directors used three times its authorisation to repurchase its own shares and issue them by conveying repurchased shares. The repurchases and conveyances were made for payment of rewards earned under the company’s share plans in accordance with the terms and conditions of the plans:

Restricted share plan 2015

–	On 5 January 2018, the company repurchased a total of 30,000 its own shares and conveyed them on 10 January 2018 to two key persons of the company.
–	On 7 March 2018, the company repurchased a total of 7,500 its own shares and conveyed them on 23 March 2018 to one key person of the company.

Performance share plan 2015

–	On 13 February 2018, the company repurchased a total of 24,767 its own shares and conveyed them on 1 March 2018 to 19 key persons of the company.

OWN SHARES

During the reporting period, the company held a total of 62,267 company’s own shares which the company conveyed for payment of rewards earned under the share plans before the period end as explained in the section Board authorisations above. At the end of the period, the company or its subsidiaries held no shares in the company.

SHARE-RELATED EVENTS

Shareholder agreements

Gazit-Globe Ltd. and Canada Pension Plan Investment Board European Holdings S.à r.l (CPPIBEH) have signed an agreement regarding certain governance matters relating to Citycon on 12 May 2014. Further information on the agreement between Gazit-Globe Ltd. and CPPIBEH is available on the company’s website at citycon.com/shareholder-agreements.

The company has no knowledge of any other shareholder agreements.

Q1/2018 | 14

INCENTIVE PLANS

Long-term Share-based Incentive Plans and Stock Option Plan 2011

Citycon has five incentive plans for the Group key employees:

–	matching share plan 2018-2020,
–	restricted share plan 2018-2020,
–	performance share plan 2015,
–	restricted share plan 2015 and
–	stock option plan 2011 (expired 31 March 2018).

In February 2018, the Board of Directors approved two new share-based incentive plans for the Group key employees, a Matching Share Plan 2018–2020 and a Restricted Share Plan 2018–2020. The Matching Share plan 2018–2020 is directed to the CEO and other members of the Corporate Management Committee and the Restricted Share plan is directed to selected key employees of the company, excluding the CEO and other members of the Corporate Management Committee. Stock option plan 2011 expired 31 March 2018.

The full terms and conditions of share-based incentive plans are available on the company’s website at citycon.com/remuneration and the full terms and conditions of the expired stock option plan 2011 on the company’s website at citycon.com/options. The subscription ratios, prices and periods of the expired stock option plan 2011 as well as the stock options granted to the CEO and other Corporate Management Committee members are available in the Note 1.6. of the Financial Statements 2017.

13. EVENTS AFTER THE REPORTING PERIOD

Citycon signed an agreement on 6 April 2018 to divest a retail property in Kuopio, Finland for approximately EUR 22 million. The transaction is expected to be closed during Q2/2018.

Q1/2018 | 15

14. OUTLOOK 2018 UNCHANGED

EPRA Earnings per share (basic)	EUR	0.155 – 0.175
Direct operating profit 1)	MEUR	-15 to +1
EPRA Earnings 1)	MEUR	-14 to +4

1)	Change compared to the previous year

These estimates are based on the existing property portfolio and excluding the planned divestment of retail property in Kuopio, Finland as well as on the prevailing level of inflation, the EUR–SEK and EUR–NOK exchange rates, and current interest rates. Premises taken offline for planned or ongoing (re)development projects reduce net rental income during the year.

For more investor information, please visit the company’s website at www.citycon.com.

Espoo, 18 April 2018

Citycon Oyj

Board of Directors

For further information, please contact:

Eero Sihvonen

Executive VP and CFO

Tel. +358 50 557 9137

eero.sihvonen@citycon.com

Mikko Pohjala

Head of Investor Relations Tel. +358 40 838 0709

mikko.pohjala@citycon.com

Citycon is a leading owner, manager and developer of urban, grocery-anchored shopping centres in the Nordic region, managing assets that total approximately EUR 4.5 billion. Citycon is No. 1 shopping centre owner in Finland and among the market leaders in Norway, Sweden and Estonia. Citycon has also established a foothold in Denmark.

Citycon has investment-grade credit ratings from Moody’s (Baa1) and Standard & Poor’s (BBB). Citycon Oyj’s share is listed in Nasdaq Helsinki.

www.citycon.com

Q1/2018 | 16

EPRA PERFORMANCE MEASURES

Citycon applies to the best practices policy recommendations of EPRA (European Public Real Estate Association) for financial reporting. More information about EPRA’s performance measures is available in Citycon’s Financial Statements 2017 in section “EPRA performance measures”.

EPRA PERFORMANCE MEASURES

		Q1/2018	Q1/2017%		2017
EPRA Earnings	MEUR	36.1	38.3	-5.9%	152.3
EPRA Earnings per share (basic)	EUR	0.041	0.043	-5.9%	0.171
EPRA NAV per share	EUR	2.71	2.83	-4.3%	2.71
EPRA NNNAV per share	EUR	2.40	2.47	-2.9%	2.37

The following tables present how EPRA Performance Measures are calculated.

1) EPRA EARNINGS

MEUR	Q1/2018	Q1/2017%		2017
Earnings in IFRS Consolidated Statement of Comprehensive Income	20.0	28.5	-29.9%	87.4
-/+ Net fair value gains/losses on investment property	7.9	-7.3	-	42.9
-/+ Net gains/losses on sale of investment property	-3.2	-1.9	67.1%	-6.0
+ Indirect other operating expenses	3.4	2.8	22.6%	12.8
+/- Fair value losses/gains of financial instruments	-0.8	1.5	-	2.0
+/- Early close-out costs of debt and financial instruments	0.6	-	-	-
- Fair value gains and other indirect items of joint ventures and associated companies	4.4	1.6	173.3%	6.9
+/- Change in deferred taxes arising from the items above	3.8	12.7	-70.1%	5.8
+ Non-controlling interest arising from the items above	0.0	0.5	-93.0%	0.5
EPRA Earnings	36.1	38.3	-5.9%	152.3
Issue-adjusted average number of shares, million	890.0	890.0	-	890.0
EPRA Earnings per share (basic), EUR	0.041	0.043	-5.9%	0.171

The table below presents an alternative calculation of EPRA Earnings from the statement of comprehensive income from top to bottom.

MEUR	Q1/2018	Q1/2017%		2017
Net rental income	53.3	56.6	-5.8%	228.5
Direct administrative expenses	-6.2	-6.8	-10.1%	-29.1
Direct other operating income and expenses	0.2	0.5	-55.7%	1.1
Direct operating profit	47.4	50.3	-5.8%	200.5
Direct net financial income and expenses	-13.1	-14.0	-6.9%	-54.4
Direct share of profit/loss of joint ventures and associated companies	1.5	1.8	-18.0%	6.2
Direct current taxes	-0.1	-0.1	-3.4%	-0.8
Direct deferred taxes	0.3	0.3	-4.5%	0.7
Direct non-controlling interest	0.0	0.0	-	0.0
EPRA Earnings	36.1	38.3	-5.9%	152.3
EPRA Earnings per share (basic), EUR	0.041	0.043	-5.9%	0.171

Q1/2018 | 17

2) EPRA NAV PER SHARE AND EPRA NNNAV PER SHARE

	31 March 2018			31 March 2017			31 December 2017
	MEUR	Number of shares on the balance sheet date (1,000)	per share, EUR	MEUR	Number of shares on the balance sheet date (1,000)	per share, EUR	MEUR	Number of shares on the balance sheet date (1,000)	per share, EUR
Equity attributable to parent company shareholders	2,202.5	889,993	2.47	2,302.5	889,993	2.59	2,207.3	889,993	2.48
Deferred taxes from the difference of fair value and fiscal value of investment properties	302.7	889,993	0.34	316.9	889,993	0.36	297.6	889,993	0.33
Goodwill as a result of deferred taxes	-93.5	889,993	-0.11	-104.7	889,993	-0.12	-91.8	889,993	-0.10
Fair value of financial instruments	-2.8	889,993	0.00	2.2	889,993	0.00	0.8	889,993	0.00
Net asset value (EPRA NAV)	2,408.9	889,993	2.71	2,516.9	889,993	2.83	2,413.8	889,993	2.71

Deferred taxes from the difference of fair value and fiscal value of investment properties	-302.7	889,993	-0.34	-316.9	889,993	-0.36	-297.6	889,993	-0.33
Goodwill as a result of deferred taxes	93.5	889,993	0.11	104.7	889,993	0.12	91.8	889,993	0.10
The difference between the secondary market price and fair value of bonds 1)	-70.0	889,993	-0.08	-107.2	889,993	-0.12	-100.2	889,993	-0.11
Fair value of financial instruments	2.8	889,993	0.00	-2.2	889,993	0.00	-0.8	889,993	0.00
EPRA NNNAV	2,132.5	889,993	2.40	2,195.2	889,993	2.47	2,107.1	889,993	2.37

1)	When calculating the EPRA NNNAV in accordance with EPRA’s recommendations, the shareholders’ equity is adjusted using EPRA’s guidelines so that bonds are valued based on secondary market prices. In accordance with Citycon’s accounting policies, the carrying amount and fair value of bonds are different from this secondary market price. The difference between the secondary market price and the fair value of the bonds was EUR 70.0 million (107.2) as of 31 Mar 2018.

Q1/2018 | 18

CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

1 January - 31 March 2018

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME, IFRS

MEUR	Note	Q1/2018	Q1/2017%		2017
Gross rental income	3	60.7	66.1	-8.2%	257.4
Service charge income	3	19.9	20.4	-2.4%	80.8
Property operating expenses		-27.1	-29.6	-8.6%	-107.8
Other expenses from leasing operations		-0.2	-0.3	-20.6%	-1.9
Net rental income	3	53.3	56.6	-5.8%	228.5
Administrative expenses		-6.2	-6.8	-10.1%	-29.1
Other operating income and expenses		-3.2	-2.2	41.8%	-11.6
Net fair value losses/gains on investment property	3	-7.9	7.3	-	-42.9
Net gains/losses on sale of investment property		3.2	1.9	67.1%	6.0
Operating profit	3	39.3	56.8	-30.8%	150.9
Net financial income and expenses		-12.8	-15.5	-17.4%	-56.4
Share of loss/profit of joint ventures and associated companies		-2.9	0.2	-	-0.7
Profit before taxes		23.6	41.5	-43.1%	93.8
Current taxes		-0.1	-0.1	-3.4%	-0.8
Deferred taxes		-3.5	-12.4	-71.7%	-5.1
Profit for the period		20.0	29.0	-31.0%	87.9

Profit attributable to
Parent company shareholders		20.0	28.5	-29.9%	87.4
Non-controlling interest		0.0	0.5	-92.9%	0.5

Earnings per share attributable to parent company shareholders
Earnings per share (basic), EUR	4	0.02	0.03	-29.9%	0.10
Earnings per share (diluted), EUR	4	0.02	0.03	-29.8%	0.10

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Net gains/losses on cash flow hedges		4.3	-2.1	-	-3.1
Income taxes relating to cash flow hedges		-0.9	0.4	-	0.6
Share of other comprehensive income of joint ventures and associated companies		0.2	-0.2	-	1.9
Exchange losses/gains on translating foreign operations		-0.4	-6.8	-94.7%	-76.3
Net other comprehensive income to be reclassified to profit or loss in subsequent periods		3.2	-8.7	-	-76.8
Other comprehensive income for the period, after taxes		3.2	-8.7	-	-76.8

Total comprehensive profit/loss for the period		23.2	20.3	14.3%	11.1

Total comprehensive profit/loss attributable to
Parent company shareholders		23.2	19.7	18.0%	10.6
Non-controlling interest		0.0	0.6	-103.1%	0.5

Q1/2018 | 19

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION, IFRS

MEUR	Note	31 March 2018	31 March 2017	31 December 2017
ASSETS

Non-current assets
Investment properties	5	4,141.2	4,447.3	4,183.4
Goodwill		155.0	169.6	153.3
Investments in joint ventures and associated companies		223.9	223.2	228.0
Intangible and tangible assets, and other non-current assets		55.7	26.4	39.8
Deferred tax assets		6.2	3.5	4.3
Total non-current assets		4,582.0	4,870.1	4,608.9

Investment properties held for sale	7	45.6	37.2	25.4

Current assets
Derivative financial instruments	9, 10	5.4	1.9	1.8
Trade and other current assets		35.2	45.6	31.8
Cash and cash equivalents	8	10.7	11.1	10.1
Total current assets		51.4	58.6	43.7

Total assets	3	4,679.0	4,965.9	4,678.0

SHAREHOLDERS’ EQUITY AND LIABILITIES

Equity attributable to parent company shareholders
Share capital		259.6	259.6	259.6
Share premium fund		131.1	131.1	131.1
Fair value reserve		2.8	-2.2	-0.8
Invested unrestricted equity fund	11	1,103.5	1,210.3	1,123.5
Retained earnings	11	705.5	703.7	694.7
Total equity attributable to parent company shareholders		2,202.5	2,302.5	2,208.1
Non-controlling interest		1.2	1.5	1.2
Total shareholders’ equity		2,203.7	2,304.0	2,209.4
Long-term liabilities
Loans		1,957.5	1,884.0	1,959.2
Derivative financial instruments and other non-interest bearing liabilities	9, 10	3.2	5.2	4.7
Deferred tax liabilities		306.8	321.1	301.1
Total long-term liabilities		2,267.6	2,210.3	2,265.0
Short-term liabilities
Loans		117.4	345.8	124.7
Derivative financial instruments	9, 10	1.0	2.1	1.2
Trade and other payables		89.3	103.7	77.7
Total short-term liabilities		207.7	451.6	203.6

Total liabilities	3	2,475.3	2,661.9	2,468.6

Total liabilities and shareholders’ equity		4,679.0	4,965.9	4,678.0

Q1/2018 | 20

CONDENSED CONSOLIDATED CASH FLOW STATEMENT, IFRS

MEUR	Note	Q1/2018	Q1/2017	2017
Cash flow from operating activities
Profit before taxes		23.6	41.5	93.8
Adjustments to profit before taxes		25.0	10.2	110.5
Cash flow before change in working capital		48.6	51.7	204.3
Change in working capital		-3.5	-4.5	7.6
Cash generated from operations		45.1	47.1	212.0

Paid interest and other financial charges		-2.4	-4.5	-66.8
Interest income and other financial income received		0.1	0.6	3.8
Current taxes paid		-1.0	-0.4	-0.1
Net cash from operating activities		41.9	42.9	148.9

Cash flow from investing activities
Acquisition of subsidiaries, less cash acquired	5, 6, 7	-	-74.2	-144.4
Capital expenditure on investment properties, investments in joint ventures, intangible assets and tangible assets	5, 6, 7	-25.4	-44.7	-154.0
Sale of investment properties	5, 6, 7	27.2	43.2	315.9
Net cash used in investing activities		1.9	-75.7	17.5

Cash flow from financing activities
Proceeds from short-term loans		256.3	494.7	2,078.7
Repayments of short-term loans		-255.0	-435.0	-2,099.0
Proceeds from long-term loans and receivables		0.1	0.0	107.6
Repayments of long-term loans		-11.0	0.0	-139.3
Acquisition of non-controlling interests		-	0.0	0.0
Dividends and return from the invested unrestricted equity fund	11	-28.2	-29.2	-116.2
Realized exchange rate gains/losses		-3.9	-2.4	-2.7
Net cash used in financing activities		-41.8	28.1	-171.0

Net change in cash and cash equivalents		2.0	-4.8	-4.7
Cash and cash equivalents at period-start	8	10.1	15.9	15.9
Effects of exchange rate changes		-1.4	0.0	-1.1
Cash and cash equivalents at period-end	8	10.7	11.1	10.1

Q1/2018 | 21

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS

Equity attributable to parent company shareholders

MEUR	Share capital	Share premium fund	Fair value reserve	Invested unrestricted equity fund	Translation reserve	Retained earnings	Equity attributable to parent company share-holders	Non- controlling interest	Share holders equity, total
Balance at 1 January 2017	259.6	131.1	-0.3	1,230.3	-16.8	707.6	2,311.4	0.8	2,312.3
Total comprehensive profit/ loss for the period			-1.9		-6.9	28.5	19.7	0.6	20.3
Dividends paid and equity return (Note 10)				-20.0		-8.9	-28.9		-28.9
Share-based payments						0.3	0.3		0.3
Balance at 31 March 2017	259.6	131.1	-2.2	1,210.3	-23.8	727.5	2,302.5	1.5	2,304.0

Balance at 1 January 2017	259.6	131.1	-0.3	1,230.3	-16.8	707.6	2,311.4	0.8	2,312.3
Total comprehensive profit/ loss for the period			-0.5		-76.3	87.4	10.6	0.5	11.1
Dividends paid and equity return (Note 10)				-106.8		-8.9	-115.7		-115.7
Share-based payments						0.8	0.8		0.8
Acquisition of non- controlling interests						0.1	0.1	-0.1	0.0
Balance at 31 December 2017	259.6	131.1	-0.8	1,123.5	-93.2	787.1	2,207.3	1.2	2,208.5
Changes in accounting policies (IFRS 2 & IFRS 9)						0.8	0.8		0.8
Balance at 1 January 2018	259.6	131.1	-0.8	1,123.5	-93.2	787.9	2,208.1	1.2	2,209.4
Total comprehensive profit/ loss for the period			3.6		-0.3	20.0	23.2	0.0	23.2
Dividends paid and equity return (Note 10)				-20.0		-8.9	-28.9		-28.9
Share-based payments						0.0	0.0		0.0
Balance at 31 March 2018	259.6	131.1	2.8	1,103.5	-93.5	799.0	2,202.5	1.2	2,203.7

Q1/2018 | 22

NOTES TO THE CONDENSED
CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

1. BASIC COMPANY DATA

Citycon is a real estate company specialised in retail premises. Citycon operates in the business units Finland, Norway, Sweden & Denmark and Estonia. Citycon is a Finnish public limited liability company established under the Finnish law and domiciled in Helsinki. The Board of Directors has approved the interim financial statements on 18th of April 2018.

2. BASIS OF PREPARATION AND ACCOUNTING POLICIES

Citycon prepares its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS). The interim financial statements for the three month period ended on 31 March 2018 have been prepared, apart from the exceptions listed below, in accordance with the same accounting policies and methods as in previous annual financial state- ments and in accordance with IAS 34 Interim Financial Reporting standard. The figures are unaudited.

IFRS 15 Revenue from contracts with customers (application from 1 January 2018 onwards)

The majority Citycon’s sales revenues consist of rental income which by definition falls under the scope of IAS 17 (from 1January 2019 onwards IFRS 16). In Citycon’s business operations IFRS 15 is only applied to the service charge income, which consist mainly out of service charges and utility charges. Citycon considers to act as a principal in respect to service charge income.

The main impact from the implementation of IFRS 15 to Citycon’s reporting is the change in disclosure regarding rental agree- ments in which the rental income has not been divided between capital rent and service charge income in the previous financial years. Due to the change EUR 1.2 million of gross rental income has been allocated to service charge income in the first quarter of 2018. The allocation did not have any impact on Citycon’s net rental income.

MEUR	Q1/2018 (IFRS 15)	Q1/2018 (IAS 18)
Gross rental income	60.7	61.9
Service charge income	19.9	18.7
Total	80.6	80.6

IFRS 9 Financial instruments (application from 1 January 2018 onwards)

Application of the standard will offer more possibilities regarding hedge accounting, but does not require mandatory changes to Citycon’s present principles of booking nor disclosure of financial instruments.

The standard will however bring changes to recording impairments of financial instruments, which calls for assessment of expected credit loss. The standard allows Citycon to apply the simplified valuation model on its rent receivables (IAS 17) and trade receivables (IAS 18) when recording the expected credit loss in its reporting. The expected credit loss from maximun contractual period is based on the amount of trade receivables, realized credit losses and expectations regarding the future development of the economic situation. The effect from the restating of Citycon’s credit loss provision to equity of 1 January 2018 was EUR 0,0 million.

Q1/2018 | 23

IFRS 2 Share-based payments - Clarification and Measurement of Share-based Payment Transactions (application from 1 January 2018 onwards)

The amendments clarifiy the accounting treatment of share-based payments with net settlement features for witholding tax obligations. According to the previous application of IFRS 2, the share-based transactions with net settlement features have been treated separately as an equity-settled and a cash-settled transaction. Due to the amendments, the approach used to account for vesting conditions when measuring equity-settled share-based payments also applies to cash-settled share-based payments from 1 January 2018 onwards.

The effect from restatement of the liability arised from the cash-settled share-based payments to retained earnings of 1 January 2018 was EUR 0.9 million.

Additional information on the otherwise unchanged accounting policies is available in Citycon’s annual financial statements 2017.

New ESMA (European Securities and Markets Authority) guidelines on alternative performance measures are effective for the financial year 2016. Citycon also presents alternative performance measures, such as EPRA performance measures and loan to value, to reflect the underlying business performance and to enhance comparability between financial periods. Alternative performance measures presented in this report should not be considered as a substitute for measures of performance in accordance with the IFRS.

3. SEGMENT INFORMATION

Citycon’s business consists of the regional business units Finland, Norway, Sweden & Denmark and Estonia.

In Citycon’s reporting, Kista Galleria is treated as a joint venture and the shopping centre’s result or fair value will not impact on the gross rental income, net rental income or fair value of investment properties of the group. Kista Galleria is consolidated in Citycon’s financial statements based on the equity method, meaning that Citycon’s share of Kista Galleria’s profit for the period is recognised in the line ‘Share of result in joint ventures’ and associated companies in the statement of comprehensive income and Citycon’s share of Kista Galleria’s total assets is recognised in the line ‘Investments in joint ventures and associated companies’ in the statement of financial position. In addition, the management fee received by Citycon is reported in the line ‘other operating income and expenses’ and the interest income on the shareholder loan is reported in ‘net financial income and expenses’. Kista Galleria contributed to the IFRS based profit for the period by approximately EUR -1.2 million.

The Board of Directors follows IFRS segment result and in addition Kista Galleria’s financial performance separately, and therefore, segment information includes both IFRS segment results and Kista Galleria result.

Citycon changed the presentation of segments and Kista Galleria’s financial performance during the financial year 2017 to better meet the information presented to the Board of Directors. Effects from the change to Citycon’s reporting have been disclosed in the financial statements of 2017.

Q1/2018 | 24

MEUR	Q1/2018	Q1/2017%		2017
Gross rental income
Finland	20.8	23.9	-12.9%	94.2
Norway	21.6	24.3	-10.9%	91.5
Sweden and Denmark	12.7	12.2	4.1%	49.0
Estonia	5.5	5.7	-3.3%	22.6
Total Segments	60.7	66.1	-8.2%	257.4

Kista Galleria (50%)	3.6	4.3	-15.7%	16.5

Service charge income
Finland	7.5	8.1	-6.3%	31.9
Norway	7.0	7.8	-10.8%	30.0
Sweden and Denmark	3.9	3.1	26.1%	12.7
Estonia	1.5	1.5	3.3%	6.1
Total Segments	19.9	20.4	-2.4%	80.8

Kista Galleria (50%)	1.0	0.9	7.6%	3.4

Net rental income
Finland	18.1	20.0	-9.2%	84.7
Norway	18.9	21.2	-10.7%	79.6
Sweden and Denmark	10.9	9.8	11.6%	41.3
Estonia	5.3	5.6	-4.8%	22.2
Other	0.1	0.1	-39.9%	0.7
Total Segments	53.3	56.6	-5.8%	228.5

Kista Galleria (50%)	3.1	3.9	-19.4%	14.4

Direct operating profit
Finland	17.6	19.2	-8.7%	81.6
Norway	17.7	20.3	-12.9%	74.8
Sweden and Denmark	10.3	8.9	15.1%	37.9
Estonia	5.3	5.5	-3.4%	21.6
Other	-3.4	-3.6	-5.6%	-15.4
Total Segments	47.4	50.3	-5.8%	200.5

Kista Galleria (50%)	3.0	3.7	-19.8%	13.8

Net fair value losses/gains on investment property
Finland	-13.6	-9.6	41.4%	-44.7
Norway	-3.7	14.4	-	-22.2
Sweden and Denmark	12.8	3.4	-	30.6
Estonia	-3.5	-0.9	-	-6.5
Total Segments	-7.9	7.3	-	-42.9

Kista Galleria (50%)	-0.5	0.0	-	-0.6

Operating profit/loss
Finland	3.5	9.8	-64.2%	32.9
Norway	14.0	31.9	-56.2%	40.8
Sweden and Denmark	23.4	14.1	66.6%	77.6
Estonia	1.8	4.6	-60.6%	15.0
Other	-3.4	-3.6	-5.6%	-15.4
Total Segments	39.3	56.8	-30.8%	150.9

Kista Galleria (50%)	2.5	3.7	-32.6%	13.2

Q1/2018 | 25

MEUR	31 March 2018	31 March 2017%		2017
Assets
Finland	1,659.2	1,863.1	-10.9%	1,658.6
Norway	1,603.4	1,765.9	-9.2%	1,578.7
Sweden and Denmark	1,044.2	998.4	4.6%	1,088.5
Estonia	305.7	307.5	-0.6%	307.3
Other	66.5	31.0	114.4%	44.9
Total Segments	4,679.0	4,965.9	-5.8%	4,678.0

Kista Galleria (50%)	300.5	320.2	-6.1%	314.8

Liabilities
Finland	11.3	8.9	26.4%	8.2
Norway	19.7	26.2	-24.8%	17.5
Sweden and Denmark	12.5	14.6	-14.4%	20.9
Estonia	2.5	2.4	3.6%	1.3
Other	2,429.3	2,609.7	-6.9%	2,420.8
Total Segments	2,475.3	2,661.9	-7.0%	2,468.6

Kista Galleria (50%)	241.1	254.8	-5.4%	249.9

The change in segment assets was due to the fair value changes in investment properties as well as investments and disposals.

Q1/2018 | 26

4. EARNINGS PER SHARE

		Q1/2018	Q1/2017%		2017
Earnings per share, basic
Profit attributable to parent company shareholders	MEUR	20.0	28.5	-29.9%	87.4
Issue-adjusted average number of shares	million	890.0	890.0	0.0%	890.0
Earnings per share (basic)	EUR	0.02	0.03	-29.9%	0.10

Earnings per share, diluted
Profit attributable to parent company shareholders	MEUR	20.0	28.5	-29.9%	87.4
Issue-adjusted average number of shares	million	890.0	890.0	0.0%	890.0
Adjustment from share-based incentive plans and options	million	8.4	9.0	-6.7%	9.0
Average number of shares used in the calculation of diluted earnings per share	million	898.4	899.0	-0.1%	899.0
Earnings per share (diluted)	EUR	0.02	0.03	-29.8%	0.10

5. INVESTMENT PROPERTIES

Citycon divides its investment properties into two categories: Investment Properties Under Construction (IPUC) and Operative Investment Properties. On reporting date, the first mentioned category included Lippulaiva in Finland. On 31 March 2017, the first mentioned category included Porin Asema-aukio and Iso Omena in Finland.

IPUC-category includes the fair value of the whole property even though only part of the property may be under construction.

31 MARCH 2018

MEUR	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	121.0	4,062.4	4,183.4
Investments	5.8	13.2	19.0
Disposals	-	-23.6	-23.6
Capitalized interest	0.4	0.0	0.4
Fair value gains on investment property	-	25.0	25.0
Fair value losses on investment property	-0.2	-32.7	-32.9
Exchange differences	-	-10.4	-10.4
Transfers between items	-	-19.7	-19.7
At period-end	127.0	4,014.1	4,141.2

31 MARCH 2017

MEUR	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	723.9	3,613.7	4,337.6
Acquisitions	-	72.9	72.9
Investments	14.5	23.4	37.9
Capitalized interest	1.0	0.4	1.4
Fair value gains on investment property	17.8	33.2	51.0
Fair value losses on investment property	-	-43.6	-43.6
Exchange differences	-	-11.0	-11.0
Transfers between items	-	1.2	1.2
At period-end	757.2	3,690.1	4,447.3

Q1/2018 | 27

31 DECEMBER 2017

MEUR	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	723.9	3,613.7	4,337.6
Acquisitions	-	142.5	142.5
Investments	49.7	84.0	133.7
Disposals	-	-59.8	-59.8
Capitalized interest	1.1	2.2	3.2
Fair value gains on investment property	-	113.0	113.0
Fair value losses on investment property	-2.4	-153.5	-155.9
Exchange differences	-	-130.3	-130.3
Transfers between items	-651.3	450.7	-200.6
At period-end	121.0	4 ,062.4	4,183.4

The fair value of investment properties has been measured internally for the interim reporting on 31 March 2018 and 31 March 2017. The fair value measurement for the financial statements for 2017 was conducted by external appraiser, CBRE.

When measuring the values internally, Citycon has based the valuations on the yields and market rent indications received from the external appraiser. In addition, the external appraiser conducts the fair value evaluation of all properties under (re)development. Also, the first fair value measurement of the acquired properties is always conducted externally.

The fair value is calculated by a net rental income based cash flow analysis. Market rents, the yield requirement, the occupancy rate and operating expenses form the key variables used in the cash flow analysis. The segments’ yield requirements and market rents used in the cash flow analysis were as follows:

YIELD REQUIREMENT AND MARKET RENTS

	Weighted average yield requirement, %			Weighted average market rents, UR/sq.m./mo
	31 March 2018	31 March 2017	31 December 2017	31 March 2018	31 March 2017	31 December 2017
Finland	5.3	5.5	5.3	31.2	29.9	31.2
Norway	5.4	5.3	5.4	22.6	23.2	22.0
Sweden and Denmark	5.1	5.2	5.2	25.1	26.3	25.9
Estonia	6.5	6.7	6.5	20.8	20.4	20.7
Investment properties, average	5.4	5.5	5.4	26.2	26.3	26.2
Investment properties and Kista Galleria (50%), average	5.3	5.4	5.3	26.7	27.1	26.9

Q1/2018 | 28

6. CAPITAL EXPENDITURE

MEUR	Q1/2018	Q1/2017	2017
Acquisitions of properties 1)	-	72.9	142.5
Acquisitions of and investments in joint ventures	6.6	3.9	18.0
Property development	19.4	39.4	137.0
Goodwill and other investments	0.4	0.5	1.2
Total capital expenditure incl. acquisitions	26.4	116.7	298.7

Capital expenditure by segment
Finland	12.5	28.2	100.1
Norway	3.0	80.6	84.9
Sweden and Denmark	9.2	7.5	109.0
Estonia	1.5	0.3	3.9
Group administration	0.3	0.1	0.8
Total capital expenditure incl. acquisitions	26.4	116.7	298.7

Divestments 2)	23.8	46.1	319.6

1)	Capital expenditure takes into account deduction in the purchase price calculations and FX rate changes
2)	Excluding transfers into ‘Investment properties held for sale’ -category

7. INVESTMENT PROPERTIES HELD FOR SALE

On 31 March 2018, the Investment Properties Held for Sale comprised of one property in Norway and one property in Finland. The property transactions are expected to be finalized during Q2 of 2018. On 31 March 2017, the Investment Properties Held for Sale comprised of two properties in Norway and one residential property in Finland.

Citycon had no businesses held for sale (in accordance with IFRS 5) on 31 March 2018 or 31 March 2017.

EUR million	31 March 2018	31 March 2017	2017
At period-start	25.4	81.9	81.9
Disposals	-	-43.1	-251.9
Exchange differences	0.4	-0.5	-5.0
Changes in fair value	-1.8	-	-
Transfers from investment properties	21.5	-1.2	200.4
At period-end	45.6	37.2	25.4

Q1/2018 | 29

8. CASH AND CASH EQUIVALENTS

MEUR	31 March 2018	31 March 2017	31 December 2017
Cash in hand and at bank	5.0	6.1	3.7
Other bank deposits	5.7	5.0	6.4
Total	10.7	11.1	10.1

Cash and cash equivalents in the cash flow statement comprise the items presented above. Other bank deposits consists mainly of restricted cash.

9. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

Classification of financial instruments and their carrying amounts and fair values

	31 March 2018		31 March 2017		31 December 2017
MEUR	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
I Financial assets at fair value through profit and loss
Derivative financial instruments	32.3	32.3	2.8	2.8	14.2	14.2
II Derivative contracts under hedge accounting
Derivative financial instruments	8.9	8.9	0.8	0.8	7.0	7.0

Financial liabilities
I Financial liabilities amortised at cost
Loans
Loans from financial institutions	220.3	220.7	315.9	316.5	225.9	226.3
Bonds	1,854.6	1,866.8	1,913.9	1,927.4	1,858.0	1,870.9
II Financial liabilities at fair value through profit and loss
Derivative financial instruments	3.8	3.8	4.8	4.8	3.7	3.7
III Derivative contracts under hedge accounting
Derivative financial instruments	0.0	0.0	1.0	1.0	0.7	0.7

Q1/2018 | 30

10. DERIVATIVE FINANCIAL INSTRUMENTS

	31 March 2018		31 March 2017		31 December 2017
	Nominal		Nominal		Nominal
MEUR	amount	Fair value	amount	Fair value	amount	Fair value
Interest rate swaps
Maturity:
less than 1 year	-	-	-	-	-	-
1–5 years	232.5	2.4	245.4	0.8	228.7	0.2
over 5 years	-	-	-	-	-	-
Subtotal	232.5	2.4	245.4	0.8	228.7	0.2

Cross-currency swaps
Maturity:
less than 1 year	-	-	-	-	-	-
1–5 years	457.9	30.6	350.0	-1.7	457.9	15.0
over 5 years	-	-	107.9	-1.0	-	-
Subtotal	457.9	30.6	457.9	-2.6	457.9	15.0

Foreign exchange forward agreements
Maturity:
less than 1 year	44.1	4.4	215.1	-0.3	84.6	1.6
Total	734.6	37.4	918.5	-2.1	771.2	16.8

Derivative financial instruments are used in hedging the interest rate and foreign currency risk.

Hedge accounting is applied for interest rate swaps which have a nominal amount of EUR 232.5 million (245.4) and for a cross-currency swap converting EUR debt into NOK debt which has a nominal amount of EUR 107.9 million (107.9). The change in fair values of these derivatives is recognised under other comprehensive income, taking the tax effect into account. In addition, EUR -0.1 million (0.1) have been recognised in ‘Share of other comprehensive income of joint ventures and associated companies’ from interest rate swaps hedging loan of Sektor Portefølje II AS.

Citycon also has currency forwards and cross-currency swaps to convert EUR debt into SEK debt. Changes in fair values of these are reported in the profit and loss statement as hedge accounting is not applied.

Furthermore, changes in fair values of interest rate caps hedging Kista Galleria’s loans are recognised under ‘Share of profit of joint ventures and associated companies’.

11. DIVIDEND AND EQUITY REPAYMENT

Citycon’s AGM 2018 decided that no dividend is distributed by a resolution of the AGM and authorised the Board of Directors to decide in its discretion on the distribution of dividend and assets from the invested unrestricted equity fund. Based on the authorisation the maximum amount of dividend to be distributed for the financial year 2017 shall not exceed EUR 0.01 per share and the maximum amount of equity repayment to be distributed from the invested unrestricted equity fund shall not exceed EUR 0.12 per share. The authorisation is valid until the opening of the next AGM.

On the basis of the authorisation mentioned above and explained in interim report sections 11 and 12 the Board of Directors decided in March 2018 to distribute divided of EUR 0.01 per share, or EUR 8.9 million and equity repayment of EUR 0.0225 per share, or EUR 20.0 million. Following the dividend and equity repayment paid on 29 March 2018, the Board’s authorization for dividend distribution is used in its entirety and the remaining authorisation for equity repayment is EUR 0.0975 per share.

Preliminary payment dates for equity repayments to be distributed on basis of the authorization are 29 June 2018, 28 September 2018 and 28 December 2018. The Board of Directors will make separate resolutions on each distribution of the equity repayment and the company shall make separate announcements of such Board resolutions.

Total amount of dividend EUR 8.9 million and equity repayment EUR 106.8 million were distributed during the financial year 2017, of which EUR 8.9 million dividend and EUR 20.0 million equity repayment were distributed during the first quarter of 2017.

Q1/2018 | 31

12. CONTINGENT LIABILITIES

MEUR	31 March 2018	31 March 2017	31 December 2017
Mortgages on land and buildings	134.3	141.8	132.1
Bank guarantees	32.6	144.2	40.9
Capital commitments	261.7	230.2	337.9

At period-end, Citycon had capital commitments of EUR 261.7 million (230.2) relating mainly to on-going (re)development projects.

13. RELATED PARTY TRANSACTIONS

Citycon Group’s related parties comprise the parent company Citycon Oyj and its subsidiaries, associated companies, joint ventures; Board members; CEO and other Corporate Management Committee members and the company’s largest sharehold- er Gazit-Globe Ltd., whose shareholding in Citycon Oyj accounted for 45.5% on 31 March 2018 (43.9%).

Purchases of services

Over the period or comparison period Citycon paid no expenses to Gazit-Globe Ltd. and its subsidiaries but invoiced EUR 0.0 million expenses forward to Gazit-Globe Ltd. and its subsidiaries (EUR 0.1).

Q1/2018 | 32

REPORT ON REVIEW OF
CITYCON OYJ’S INTERIM

FINANCIAL INFORMATION
FOR THE PERIOD

JANUARY 1–MARCH 31, 2018

TO THE BOARD OF DIRECTORS OF CITYCON OYJ

Introduction

We have reviewed the accompanying consolidated condensed statement of financial position of Citycon Oyj as of March 31st, 2018 and the related condensed statement of comprehensive income, condensed statement of changes in shareholders’ equity, condensed cash flow statement and explanatory notes for the three-month period then ended. The Board of Directors and the Managing Director are responsible for the preparation and fair presentation of interim financial information in accord- ance with International Accounting Standard 34 Interim Financial Reporting and in accordance with other laws and regulations governing the preparation of the interim financial information in Finland. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements ISRE 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information has not been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and in accordance with other laws and regulations governing the preparation of the interim financial information in Finland.

Helsinki, April 18th 2018

Ernst & Young Oy
Accountant Firm

Mikko Rytilahti

Authorized Public Accountant